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APPENDIX H1

TOCQUEVILLE ASSET MANAGEMENT

GIFTS AND BUSINESS ENTERTAINMENT POLICY AND PROCEDURES

Adopted March 30, 2015

Giving gifts, business entertainment or other items of value to, or receiving gifts, business entertainment or other items of value from, any person, client, company or other entity that does business with the Adviser or potentially could conduct business with or on behalf of the Adviser (an “Outside Entity”) could call into question the independence of the Adviser’s judgment as a fiduciary to its clients. Accordingly, it is the policy of the Adviser to permit such conduct only in accordance with the requirements set forth herein. An “Access Person”, as such term is used herein, means any partner, officer, director or employee of Tocqueville; temporary intern; and, certain third-party consultants working on premises.

For purposes of this Policy, a “gift” includes anything of value, including but not limited to, money, services, loans, travel, meals, certain non-customary business entertainment, promises or discounts. It may be provided in kind, or by purchase of a ticket, payment in advance or reimbursement for an expense that has been incurred. An item’s value will be determined using the higher of the cost, face, or market value (i.e., what it would cost to purchase on the open market).

As a general matter, gifts must be reasonable in cost and frequency, appropriate as to time and place, not influence the recipient, not be intended as a bribe, kickback or payoff, and not be intended as compensation for the purchase or sale of any property to or from any registered investment company advised by the Adviser or any of its affiliates.

“Business entertainment” is considered part of a business relationship and occurs when an Access Person is in the presence of an employee of an Outside Entity. If the person or entity providing the entertainment is not present at the meal or event, the entertainment will be considered a gift and be subject to the restrictions and reporting requirements relating to the acceptance of gifts below.

In the event that a particular situation arises which is not clearly defined by this Policy, the Access Person should contact the Compliance Officer for clarification and pre-clearance to accept the gift. The Adviser reserves the right to request that any gift received by an Access Person be returned or an expense repaid in the event the gift is deemed to be prohibited by this Policy following review by the Compliance Officer. Similarly, the Adviser reserves the right, following review by the Compliance Officer, to allow gifts and business entertainment exceeding the de minimis amounts set forth in the Policy if under the circumstances the gifts or business entertainment are deemed appropriate and adhere to the spirit of the Policy.

I.	Solicitation or Acceptance of Gifts

An Access Person is prohibited from using his or her position at the Adviser to obtain a gift, favor, special accommodation, or other item of value from any Outside Entity. In addition, an Access Person is prohibited from accepting a gift, favor or special accommodation from any source for the purchase or sale of any property to or for a mutual fund in a violation of the prohibition in section 17(e)(1) of the 1940 Act. No Access Person may solicit personal gifts of any value from anyone.

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Access Persons, on occasion, may be offered or may receive without notice, gifts from clients, brokers, vendors or other persons affiliated with an Outside Entity. In order to maintain the independence, integrity and reputation of the Adviser, the determination as to whether it is permissible to accept such gifts will be rendered on a case-by-case basis considering the circumstance surrounding the offering or receipt of the gift, as well as its value.

Acceptance of extraordinary or extravagant gifts is prohibited. Furthermore, no Access Person may receive any gift of more than de minimis or nominal value, which for the purpose of this Policy is $100, from any Outside Entity. In determining the value of a gift, the combination of two or more gifts during any twelve-month period should be viewed in the aggregate. A series of nominal gifts may collectively surpass the acceptable value threshold.

Gifts of food, such as fruit baskets or holiday chocolates, received by an Access Person that are shared among other Access Persons will generally not be considered a gift provided to the particular employee who received it and are excluded from the de minimis requirement. Access Persons may also accept promotional items of de minimis value.

No Access Person may accept cash gifts or cash equivalents from any Outside Entity.

Notwithstanding the above, it is recognized that there are common situations when an Access Person may be offered or receive a thing of value which should not be considered a violation of these prohibitions. Accordingly, an Access Person may accept the following:

1.	anything given by a person or entity with a family or personal relationship with the Access Person when the circumstance makes it clear that it is a personal relationship, rather than employment with the Adviser that is the primary motivation for the gift,

2.	presents or gifts which are modest, reasonable and customary, given on special occasions, such as birthdays, marriage, illness, holidays or retirement, or

3.	invitations to attend occasional personal or family private events or functions.

Any gift that cannot be given to an Access Person is likewise impermissible when made with the knowledge and acquiescence of the Access Person to a related person, such as a spouse or child, on behalf of the Access Person.

Reporting and Recordkeeping, If an Access Person receives any gift, regardless of value and whether or not it might be prohibited under this policy, the Access Person must immediately report it to the Compliance Officer. The Compliance Officer will review each reported gift on a case-by-case basis for compliance with this Policy. The Compliance Officer shall maintain a “log” of all gifts reported to him or to his designee, which shall include the date of the gift; the giver of the gift; a description of the gift; and, a stated or estimated value of the gift.

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II.	Business Entertainment Received

Access Persons may accept unsolicited customary business entertainment such as meals or tickets to cultural and sporting events provided that a) such entertainment is not so frequent or of such high value as to raise a question of impropriety b) acceptance of the entertainment is not from any source for the purchase or sale of any property to or for a mutual fund in a violation of the prohibition in section 17(e)(1) of the 1940 Act and c) the person or entity providing such entertainment is present at the meal or event. Business entertainment provided an Access Person from a single Outside Entity may not exceed in value $1000 in a calendar year, and the value of business entertainment should not exceed $350 per individual event. Entertainment from an Outside Entity in excess of these amounts may be deemed extravagant or excessive and, thus, prohibited. Examples of business entertainment that may be considered excessive in value include, but are not limited to, Super Bowls, All- Star games, the Kentucky Derby, all-expense paid hunting trips or ski trips, etc. An occasional sporting event, golf outing or concert, when accompanied by an employee of the Outside Entity may not be excessive.

Reporting and Recordkeeping. Access Persons must report to the Compliance Officer any business entertainment received that exceeds the limitations set forth above. It is preferable that notice of such an occurrence be provided prior to the event in order that it may be reviewed by the Compliance Officer.

III.	Gift Giving

In order to address conflicts of interest that may arise when an Access Person gives a gift, favor, special accommodation, or other items of value, the Adviser places restrictions on such giving.

No Access Person may give any gift of more than de minimis or nominal value, which for the purpose of this Policy is $100, to any Outside Entity. However, the Adviser may determine that gifts of up to $150 are reasonable when given to clients having a long-term relationship with the Access Person. In determining the value of a gift, the combination of two or more gifts during any twelve-month period should be viewed in the aggregate. A series of nominal gifts may collectively surpass the acceptable value threshold.

Notwithstanding the above, it is recognized that there are common situations when an Access Person may offer or give a thing of value which should not be considered a violation of these prohibitions. Accordingly, an Access Person may give the following:

	1.	anything given to a person or entity with a family or personal relationship with the Access Person when the circumstance makes it clear that it is a personal relationship, rather than employment with the Adviser that is the primary motivation for the gift,

	2.	presents or gifts which are modest, reasonable and customary, given on special occasions, such as birthdays, holidays, marriage, illness or retirement, or

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	3.	invitations to attend occasional personal or family private events or functions.

Reporting and Recordkeeping. Gifts given by Access Persons seeking reimbursement as a business expense must be reported to the Accounting Department with receipts and information regarding the person to whom or the entity to which the gift was provided. The Accounting Department will establish the processes for reimbursement of such expenses and shall maintain a log of and records of receipts for business gifts given by Access Persons for which reimbursement is made. A copy of such log will be provided to the Compliance Officer on a monthly basis.

IV.	Business Entertainment

An Access Person may engage in customary business entertainment such as meals or tickets to cultural and sporting events provided that a) such entertainment is not so frequent or of such high value as to raise a question of impropriety and b) the Access Person providing the entertainment is present at the meal or event.

Access Persons may also give away or distribute promotional items of the Adviser of de minimis value.

However, no Access Person may offer or participate in extravagant or excessive entertainment to any Outside Entity. The Chief Financial Officer (CFO) in consultation with the Chief Operating Officer (COO) will determine whether the entertainment provided is extravagant or excessive.

Firm-sponsored marketing events, such as where the firm participates in a golf outing as a sponsor with recognition in an event program or on a sign, designed to introduce the Adviser to clients and prospective clients will not be deemed a “gift” or “business entertainment” for purposes of this Policy; provided the CFO or COO, in consultation with the CCO, reviews information about the event and determines that the event is appropriately designated as advertising or marketing designed to introduce the Adviser to clients and potential clients or the Tocqueville Trust mutual funds to potential investors.

Reporting and Recordkeeping. Business entertainment provided by Access Persons seeking reimbursement as a business expense must be reported to the [Compliance Officer and the] Accounting Department with receipts and information regarding the person to whom or the entity to which the entertainment was provided. The Accounting Department will establish the processes for reimbursement of such expenses and shall maintain a log of and records of receipts for business entertainment given by Access Persons for which reimbursement is made. A copy of such log will be provided to the Compliance Officer on a monthly basis.

V.	LM-10 Reporting

The Labor-Management Reporting and Disclosure Act (LMRDA) requires that investment managers report gifts and entertainment expenses provided to union personnel, including personnel associated with union sponsored pension plans, annually on Form LM-10 with the Department of Labor’s Office of Labor- Management Standards.

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There is an annual de minimis exemption for $250 or less:

●	Benefits provided to the same union official by different employees of the same investment manager are to be aggregated;

●	Benefits provided to different union officials are not aggregated;

●

When an investment manager pays for a union official to attend an educational conference, the costs of the official’s meals, refreshments, travel, and lodging are counted towards reportable benefits; the costs of conference rooms and audio-visual equipment are not.

Special Rules for Widely-Attended Gatherings:

●	If the cost of the gathering, excluding facility rental, security, and staff time, is $20 or less per person, no Form LM-10 reporting is required;

●

If the cost of the gathering, as described above, is $125 or less per person (but more than $20), an investment manager may have the same union officials in attendance at two such gatherings during its fiscal year without any Form LM-10 reporting. If the same union official attends three or more such gatherings, the cost attributable to all such gatherings during the fiscal year must be reported.

Reporting and Recordkeeping. The Compliance Officer will request and maintain certifications from employees who routinely do business with union personnel. The Accounting Unit will maintain records of any gifts and/or business entertainment events so reported.

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